SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

    TECUMSEH PRODUCTS COMPANY

(Name of Issuer)

    Class B Common Stock, $1.00 par value

(Title of Class of Securities)

    878895 10 1

(CUSIP Number)

    Alan Singer, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

(215) 963-5224

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    August 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Page 1 of 5 Pages)

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS John H. Reilly, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 437,409 Shares
8 SHARED VOTING POWER 0 Shares
9 SOLE DISPOSITIVE POWER 437,409 Shares
10 SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,409 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 3 of 5 Pages

This Amendment No. 2 amends the Schedule 13D filed by John H. Reilly, Jr. (the “Reporting Person”) with respect to the Class B Common Stock, $1.00 par value (the “Class B Common Stock”), of Tecumseh Products Company (the “Issuer”).

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns 437,409 shares of Class B Common Stock (8.6% of the Issuer’s issued and outstanding Class B Common Stock, based upon information set forth in the Issuer’s Form 10-Q for the quarter ended June 30, 2009, indicating that 5,077,746 shares of Common Stock were issued and outstanding on June 30, 2009). The Reporting Person has sole voting and investment power with regard to all 437,409 shares of Class B Common Stock that he beneficially owns.

Following the filing of Amendment No. 1 to the Reporting Person’s Schedule 13D, the Reporting Person effected the following purchases of Class B Common Stock.

Date	No. of Shares	Price Per Share*
March 6, 2009	3,191	$3.90
March 6, 2009	900	$4.07
March 6, 2009	1,505	$4.08
March 6, 2009	100	$4.09
March 6, 2009	100	$4.10
March 6, 2009	100	$4.11
April 20, 2009	299	$7.64
April 20, 2009	655	$7.70
April 20, 2009	1,000	$7.72
April 20, 2009	100	$7.74
April 20, 2009	100	$7.77
April 20, 2009	1,000	$7.80
May 7, 2009	5,000	$12.20
May 7, 2009	1,900	$12.25
May 7, 2009	2,000	$12.32
May 7, 2009	1,000	$12.35
May 7, 2009	998	$12.36
May 7, 2009	1,046	$12.37
May 7, 2009	2,000	$12.47
May 7, 2009	5,000	$12.50
May 13, 2009	1,000	$9.89
May 13, 2009	2,000	$10.05
May 13, 2009	1,000	$10.10
May 13, 2009	941	$10.29
May 13, 2009	1,000	$10.40
May 13, 2009	1,000	$10.44
May 13, 2009	1,059	$10.48

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 4 of 5 Pages

Date	No. of Shares	Price Per Share*
May 13, 2009	2,000	$10.50
July 31, 2009	1,500	$10.24
July 31, 2009	500	$10.27
July 31, 2009	400	$10.35
July 31, 2009	600	$10.38
August 20, 2009	5,000	$11.79
August 25, 2009	1,000	$11.50
August 26, 2009	9	$11.50
August 27, 2009	1,500	$11.50
August 28, 2009	5,000	$11.25
August 28, 2009	1,900	$11.35
August 31, 2009	5,000	$11.00
August 31, 2009	500	$11.65
August 31, 2009	1,400	$11.66
August 31, 2009	200	$11.67
August 31, 2009	500	$11.68
August 31, 2009	96	$11.69
August 31, 2009	500	$11.71
August 31, 2009	100	$11.84
August 31, 2009	100	$11.91
August 31, 2009	488	$12.14
August 31, 2009	100	$12.15
August 31, 2009	100	$12.20
August 31, 2009	300	$12.29
August 31, 2009	616	$12.70
* Rounded to nearest $.01.

All transactions were effected in the public trading markets.

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JOHN H. REILLY, JR.
John H. Reilly, Jr.

Date: September 1, 2009